SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

PT Indosat Tbk

 (Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT DIVESTED SHARE OWNERSHIP IN PT SISINDOSAT

Jakarta, January 7th 2005 – PT Indosat Tbk (“Indosat” or “Company”) formally announced the closing of the sale transaction of its 96.87% share ownership in PT Sisindosat Lintasbuana (Sisindosat). The transaction was closed with the signing of sales and purchase agreement by Indosat’s Deputy President Director, Ng Eng Ho and PT Aneka Spring Telekomindo President Director, Herry Andriejanssen (”buyer”) at Indosat Headquarter Office, Jakarta.

”Following an offering process which started in mid of last year, Indosat decided in early December of last year to select  PT Aneka Spring Telekomindo as the buyer of our shareholding in Sisindosat”, said Indosat Deputy President Director, Ng Eng Ho.

The share purchase agreement was executed with PT Aneka Spring Telekomindo in December 17th 2004. While, the transaction was closed on January 7th 2005 with the receipt of cash payment for Indosat amounted to Rp40 billion.

“The sale of Indosat’s share ownership in Sisindosat is part of our non core subsidiaries restructuring strategy. Through this, we can more focus on cellular business, while still maintaining our fixed telecommunication and grow MIDI businesses”, continued Eng Ho.

Sisindosat was formerly founded as a subsidiary of Indosat on April 17th 1990 with a primary line of business as Oracle distributor in Indonesia. In order to anticipate the fast growing of IT technology development, Sisindosat has implemented business transformation by changing its vision from Oracle distributor to “The Leading IT Company in Indonesia “ through offering more comprehensive and integral  services and solutions.

Indosat is a leading telecommunication and information provider in Indonesia that provides: cellular, fixed telecommunication and multimedia, data communication and internet (MIDI). Until the third quarter  of2004, cellular business contributed 68,5% of company’s operating revenues, IDD (16,4%) and MIDI & others (14,2%). Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT)  and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Tell: 62-21-3869614 &  3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                PT Indosat

Date  January 9, 2005

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director